UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 22, 2010

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Of minority shareholders who hold their shares through BBVA Spain, 98.2%
subscribed for shares in the capital increase

A favourable reception in a particularly complex stock-market environment

Shareholders and clients whose shares are deposited at BBVA Spain subscribed for
98.2% of the shares for which they were eligible to subscribe by exercising rights pursuant to the capital increase announced on 2 November. Minority shareholders with securities deposited at BBVA Spain account for 31% of the total number of outstanding shares. The remainder are mostly held by institutional investors, in addition to a smaller percentage who are minority shareholders with shares deposited at other financial institutions.

The subscription period lasted 15 days (from 5 November until 19 November). The subscription price was €6.75/share. Shareholders were granted one right per share, and were able to subscribe for one new share for each five rights. On
Thursday, 25 November, the prorating for the awarding of the additional shares will begin, and the new shares are expected to be listed on 1 December.

Entry into Turkey

BBVA also announced on November 2 that it had agreed to acquire a 24.9% interest in Türkiye Garanti Bankası A.Ş., a Turkish bank. The proposed €4.2 billion acquisition will give the Group access to Turkey, a large and growing emerging market. The entry into the Turkish market will enhance the Group's diversification, given its prominence in Latin America and Spain in addition to its presence in China and the United States.

This announcement is not a prospectus but an advertisement and investors should not subscribe for any new shares of Banco Bilbao Vizcaya Argentaria, S.A.
(“BBVA”) except on the basis of the information contained in the prospectus.

This announcement does not constitute an offer to sell, or a solicitation of an offer to subscribe for, the preemptive subscription rights or the new shares being issued in connection with the share capital increase, in any jurisdiction in which such offer or solicitation is unlawful or, as the case may be, until the applicable requirements for those purposes have been met.

The distribution of this announcement and/or the transfer of pre-emptive subscription rights and/or new shares into jurisdictions other than Spain and the United Kingdom, may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement is not an offer for sale of the securities in the United
States and the securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of
1933, as amended. Any public offering of the securities in the United States will be made by means of a prospectus containing detailed information regarding
BBVA and BBVA’s management including financial statements. Such prospectus will be made available through BBVA’s Institutional Investor Relations office in New
York at +1 212-228-1660. BBVA intends to register the offering in the United
States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 11/22/10	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative